July 25, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Inessa Kessman Lisa Etheredge

Re:	Twilio Inc. Current Report on Form 8-K Filed February 13, 2023 File No. 001-37806

Dear Ms. Kessman and Ms. Etheredge:

On behalf of Twilio Inc. (“Twilio” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered by the Staff via teleconference on July 12, 2023, concerning Twilio’s Current Report on Form 8-K filed February 13, 2023, (the “8-K”) and Twilio’s response letter dated May 12, 2023. During the July 12, 2023, teleconference, the Staff requested that the Company provide to the Staff proposed segment and goodwill disclosure, including disclosure regarding accounting policies and critical accounting estimates, to be included in the Company’s Form 10-Q for the quarter ended June 30, 2023, as a result of the Company’s determination to report results in two operating and reportable segments for such quarter.

In response to the Staff’s request via teleconference on July 12, 2023, please see below for illustrative purposes proposed disclosure to be included in the Company’s Notes to the unaudited Condensed Consolidated Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Controls and Procedures in its Form 10-Q for the quarter ended June 30, 2023. While the relevant disclosures in the Company’s Form 10-Q for the quarter ended June 30, 2023, are expected to be substantially in line with the proposed disclosures set forth below, the proposed disclosures are preliminary and remains subject to updates and modifications, including as a result of changes arising from further review by the Company’s independent registered public accounting firm, review by the Company’s Audit Committee, or developments in the subject matter being disclosed.

What follows are excerpts of the proposed disclosures to be included in the aforementioned sections of the Company’s Form 10-Q for the quarter ended June 30, 2023 (italicized and underlined text signifies emphasis added by the Company for purposes of this response letter). Please note that the Company concluded that as of the most recent goodwill impairment assessment date it had at least 20% headroom in each of its reporting units and, therefore, did not consider goodwill impairment assessment to be a critical accounting estimate and, accordingly, will not be including such critical accounting estimate disclosure in its Form 10-Q for the quarter ended June 30, 2023.

Securities and Exchange Commission

July 25, 2023

ITEM 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are used for, but not limited to, revenue allowances and sales credit reserves; recoverability of long-lived and intangible assets; allocation of goodwill to reporting units, impairment assessments of goodwill and indefinite-lived intangible assets; capitalization and useful life of the Company’s capitalized internal-use software development costs; fair value of acquired intangible assets and goodwill; accruals and contingencies. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation.

(h)	Significant Accounting Policies

Segment Information

The Company determines its operating and reportable segments in accordance with ASC 280—Segment Reporting (“ASC 280”), which requires financial information to be reported based on how the chief operating decision maker (“CODM”), who is the Company’s Chief Executive Officer, reviews and manages the business, and establishes criteria for aggregating operating segments into reportable segments. Historically, the Company concluded it had a single operating and reportable segment. As described in detail in Note 7, as of June 30, 2023, the Company concluded that it operated in and will report its results in two operating and reportable segments.

Goodwill

In connection with changes in the segment reporting structure described in Note 7, in the second quarter of 2023, the Company concluded that it had multiple reporting units. Accordingly, the Company reassigned assets and liabilities to the reporting units based on which reporting unit’s operations the assets and liabilities were employed in or were related to. The Company reassigned goodwill to each reporting unit using a relative fair value allocation approach.

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July 25, 2023

7. Reorganization and Segment Reporting

In February 2023, the Company announced a reorganization of its business into two business units, Twilio Communications and Twilio Data & Applications (the “Reorganization”). The Company’s Chief Executive Officer is its CODM.

With the Reorganization, the Company changed the organizational structure of its business, including the way management operates the business. In the second quarter of 2023, the Company began regularly providing the CODM with discrete financial information for each business unit, which required a reevaluation of the Company’s operating and reportable segments in accordance with ASC 280, Segment Reporting. The Company concluded that as of June 30, 2023, it had two operating and reportable segments: Twilio Communications and Twilio Data & Applications.

Twilio Communications: The Communications segment consists of a variety of application programming interfaces (“APIs”) and software solutions to optimize communications between Twilio customers and their end users. The key products from which the segment derives its revenue are Messaging, Voice and Email.

Twilio Data & Applications: The Data & Applications segment consists of software products that enable businesses to achieve more effective customer engagement by providing the tools necessary for customers to build direct, personalized relationships with their end users. The products from which the segment derives its revenue are Segment, Flex and Marketing Campaigns.

Presented below is the financial information by reportable segment for the three and six months ended June 30, 2023 and 2022, that is regularly reviewed by the CODM for decision making and resource allocations purposes. Asset information is not presented below since it is not reviewed by the CODM on a segment by segment basis. Revenue and costs of revenue are generally directly attributable to each segment. Certain costs of revenue are allocated based on methodologies that best reflect the patterns of consumption of these costs. Prior period comparative financial information presented below was restated to conform to the current period presentation.

Securities and Exchange Commission

July 25, 2023

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(In thousands)
Revenue:
Communications
Data & Applications

Total

Non-GAAP gross profit:
Communications
Data & Applications

Total

Reconciliation of non-GAAP gross profit to gross profit:
Total non-GAAP gross profit
Stock-based compensation
Amortization of acquired intangibles
Payroll taxes related to stock-based compensation

Gross profit

Depreciation and amortization expenses included in non-GAAP gross profit for the Communications reportable segment was $[...] and $[...] in the three months ended June 30, 2023 and 2022, respectively, and $[...] and $[...] in the six months ended June 30, 2023 and 2022, respectively.

Depreciation and amortization expenses included in non-GAAP gross profit for the Data & Applications reportable segment was $[...] and $[...] in the three months ended June 30, 2023 and 2022, respectively, and $[...] and $[...] in the six months ended June 30, 2023 and 2022, respectively.

10. Goodwill and Intangible Assets

Goodwill

As described in Note 7, beginning in the second quarter of 2023, the Company concluded it had two operating and reportable segments. In connection with the shift from one operating and reportable segment to two operating and reportable segments, the Company reevaluated its reporting unit structure and determined that it had multiple reporting units. As such, during the second quarter of 2023, the Company reallocated goodwill to its newly formed reporting units.

The Company estimates the fair value of its reporting units using a weighting of fair values derived from an income and a market approach. Estimating the fair value by these methods involves the use of a number of key assumptions including forecasted revenues and related growth rates, forecasted operating cash flows, the discount rate, and the selection of relevant market multiples of comparable publicly traded companies with similar characteristics to the reporting unit. Under the

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July 25, 2023

income approach, the Company determined the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on the Company’s best estimates of forecasted economic and market conditions over the period including growth rates and expected changes in operating cash flows. The discount rate used is based on a weighted average cost of capital adjusted for the relevant risk associated with the characteristics of the business and the projected cash flows. The market approach estimates fair value based on market multiples of current and forward 12-month revenue or adjusted EBITDA, as applicable, derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit.

While these assumptions reflect management’s best estimates of future performance at the time, these estimates are inherently complex and uncertain and the Company’s actual results could differ materially from these estimates.

In connection with the goodwill reallocation, the Company tested goodwill for impairment immediately before and immediately after the change in the reporting unit structure and related goodwill reallocation. Both assessments concluded that the fair value of the reporting units were above their respective carrying amounts. The Company further concluded that as of the most recent goodwill impairment assessment date, no reporting unit was at risk of failing the goodwill impairment test.

The following table presents the goodwill activity by segment as of June 30, 2023, and December 31, 2022, as well as the changes to goodwill during the period:

	Twilio Communications	Twilio Data & Applications	Total

(In thousands)
Balance as of December 31, 2022			$—

Foreign currency adjustments	—	—	—

Segment allocation in the second quarter of 2023	$—	$—	—
Foreign currency adjustments	—	—	—
Goodwill divested or included in disposal group		—	—

Balance as of June 30, 2023	$—	$—	$—

ITEM 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Overview

Recent Developments

Business Unit Reorganization. In February 2023, we announced the reorganization of our business into two business units: Twilio Communications and Twilio Data & Applications (the “Reorganization”). In connection with the Reorganization, we appointed Khozema Shipchandler as President, Twilio Communications, and Elena Donio as President, Twilio Data & Applications, effective March 1, 2023. We also appointed Aidan Viggiano as our Chief Financial Officer, effective March 1, 2023.

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July 25, 2023

We believe that this strategic realignment will enable us to better execute on the key priorities for each business unit—accelerating growth for Data & Applications and driving efficiencies for Communications—while accounting for each business unit’s unique economic, customer and product needs. These two business units can execute against their respective financial goals with more focus and independence—but they are also highly complementary. Our Data & Applications business benefits from our underlying communications platform and our substantial active customer base. Our success in Data & Applications also drives more intelligence for our Communications products. Together, they address adjacent needs and related problems for our customers.

In connection with the Reorganization, we changed the organizational structure of our business, including the way we operate the business now and in the future. As such, in February 2023, we began making significant realignments to our internal processes and controls to build a financial reporting process within our enterprise reporting system that will enable consistent, comparable and reliable internal reporting on a business unit level. Concurrently, we were also in the process of determining the measure of profitability to be used by management to assess performance of its newly formed business units.

In the second quarter of 2023, we completed certain of the Realignment efforts and began presenting non-GAAP gross profit by business unit to the CODM to be used to assess performance and make resource allocation decisions. As such, in the second quarter of 2023, our Chief Executive Officer, who is also our Chief Operating Decision Maker (“CODM”), began regularly reviewing discrete financial information for each business unit. This shift in the way management started operating the business required us to reevaluate our operating segment structure under the applicable accounting guidance. We determined that as of June 30, 2023, we had two operating and reportable segments: Twilio Communications and Twilio Data & Applications.

Twilio Communications: The Communications segment consists of a variety of application programming interfaces (“APIs”) and software solutions to optimize communications between our customers and their end users. The key products from which the segment derives its revenue are Messaging, Voice and Email.

Twilio Data & Applications: The Data & Applications segment consists of software products that enable businesses to achieve more effective customer engagement by providing the tools necessary for customers to build direct, personalized relationships with their end users. The products from which the segment derives its revenue are Segment, Flex and Marketing Campaigns.

Refer to Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for financial information and other details for each segment.

ITEM 4. Controls and Procedures

(b) Changes in Internal Control

In the second quarter of 2023, we modified the design of certain of our internal controls over activities related to accumulation, recording and reporting of information in our financial statements on a reporting unit level. Other than these changes, there were no changes in our internal control over financial reporting in connection with the evaluation required by Rule 13a-15 (d) and 15d-15 (d) of the Exchange Act that occurred during the quarter ended June 30, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * *

Securities and Exchange Commission

July 25, 2023

Should you have any questions or comments with respect to the above, or believe that another call would be helpful, please do not hesitate to contact me at aviggiano@twilio.com or the Company’s outside corporate counsel, Rezwan D. Pavri, at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

/s/ Aidan Viggiano

Aidan Viggiano
Chief Financial Officer (Principal
Accounting and Financial Officer)

cc:	Dana Wagner, Twilio Inc.

Juliana Chen, Twilio Inc.

Nate Troup, Twilio Inc.

Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin Conklin, Wilson Sonsini Goodrich & Rosati, P.C.